

Mail Stop 4561

March 14, 2016

Robert Bernshteyn
Chief Executive Officer
Coupa Software Incorporated
1855 S. Grant Street
San Mateo, CA 94402

> **Re:** **Coupa Software Incorporated**
> **Draft Registration Statement on Form S-1**
> **Submitted February 16, 2016**
> **CIK No. 0001385867**

Dear Mr. Bernshteyn:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

General

1.   You state that your customers have achieved "real, measurable savings … which [you] estimate has resulted in more than $5 billion of customer savings to date." You also disclose on page 50 that such savings rates are derived from industry benchmarks. Please advise why you believe it is appropriate to characterize these savings as "real" and "measurable" in light of the fact that such savings rates appear to be based on industry data rather than your clients' actual experiences.

2.   We note your disclosures here and elsewhere in your filing where you state that you have 1.1 million licensed users. Where you refer to the number of licensed users, please also disclose the number of customers for the same period and explain briefly that "licensed users" refer to your customers' employees. Further, in order to provide context and comparability for this figure, consider providing comparable information for prior periods, and tell us what consideration you gave to including this measure in Key Metrics on page 50.

3.   Please expand your Summary to disclose the percentage of voting stock that your principal stockholders and management will own after completion of the offering.

Overview, page 1

4.   We note your disclosure on page 2 where you present metrics on the dollar amount of cumulative spend under management and number of transactions conducted on your platform. Expand your disclosure to include a narrative discussion explaining that these measures do not directly correlate to your revenues or results of operations.

Risk Factors

"We rely heavily on Amazon Web Services to deliver our platform …," page 20

5.   You state that you rely upon Amazon Web Services to operate certain aspects of your platform and any disruption of this service could impact your company. Please include a brief discussion of the material terms of any contractual agreement with Amazon Web Services in your business discussion and tell us what consideration you gave to filing any such agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

"If we are unable to implement and maintain effective internal controls over financial reporting …," page 31

6.   You disclose on page 130 that the audit report issued on November 3, 2014 by BDO, your previous auditors, identified a material weakness in your internal control over financial reporting relating to insufficient accounting resources, which led to a lack of timely account reconciliations and numerous audit adjusting entries. Please revise this risk factor to disclose the material weakness and the steps taken to resolve it.

"We may not be able to utilize a significant portion of our net operating losses …," page 32

7.   You indicate that this offering may cause an ownership change that would impact your ability to use net loss carryforwards. Please clarify whether you believe you will undergo an ownership change in connection with this offering.

Use of Proceeds, page 40

8.   We note your disclosure that the offering proceeds will be used primarily for general corporate purposes. To the extent that you have more specific plans for your use of proceeds, please expand your disclosures. In this regard we note your disclosure on page 49 stating that you intend to continue to increase your investment in sales and marketing, as you further expand your sales teams, increase your marketing activities, and grow your international operations, and on page 52 where you state that you intend to continue to invest in developing technology to support your growth.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 48

9.   Please consider expanding your discussion to address the challenges related to increasing revenues generated outside the United States. See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.A of Release No. 33-8350.

10.   You indicate that your "common functions" are often made available to the majority of a client's employees, and that "incremental modules" are made available for "power users." You also state that to date, the majority of your subscription revenues have been driven by subscriptions of your procurement and invoicing modules. Tell us what consideration you gave to breaking out subscription revenues derived from common functions versus incremental modules in Results of Operations, or quantifying such information elsewhere in this section.

Customer Lifetime Value, page 50

11.   You indicate that your business model focuses on maximizing the lifetime value of a customer relationship, that customer renewals impact this lifetime value, and that you look to estimated subscription renewals rates to derive calculations of such value. You also indicate that the increase in subscription revenues for the nine months ended October 31, 2015, was due primarily to the addition of new customers as compared to the prior year. Please tell us whether your management uses a revenue retention-related metric to track the rate at which you retain revenues, or the rate at which you retain clients. Refer to Section III.B.1 of SEC Release 33-8350.

Key Metrics

Cumulative Spend under Management, page 50

12.   We note that you calculate this metric by analyzing transaction data from customers on your platform. Please revise to disclose in further detail how this metric is calculated. In this regard, please address how you determine amounts that are "under management." To the extent the metric reveals any correlation to material favorable or unfavorable trends related to new customer acquisition, increased renewals, upsells, authorized users and modules per customer please revise to disclose those correlations and trend information.

13.   We note from disclosure on page 1 that your mission is to deliver "Savings-as-a-Service" by helping your customers to maximize their spend under management. Please tell us whether you evaluate customer spend under management as a percentage and if so what consideration was given to disclosing this metric. In this regard, such a metric would appear relevant to an understanding of the level of customer spend maximization or optimization. Refer to Section III.B.1 of SEC Release No. 33-8350.

14.   We note your disclosure indicating that you estimate the cumulative amount of savings that your platform has generated for your customers and you "calculate this estimate by applying certain savings rates, including those related to processing efficiency and early payment discounts, to the amount of spend managed through our platform. However, you have not identified customer savings as a key metric in your table or otherwise quantified the metric in this section with comparative prior period amounts. To the extent you consider customer savings a key metric, please revise accordingly. Refer to Section III.B.1 of SEC Release No. 33-8350.

15.   Please expand your disclosure here and elsewhere where you reference this metric to explain more clearly the correlation, if any, between this metric and your revenues and results of operations.

Results of Operations, page 53

16.   We note your financial statements include presentation of a total gross profit. We further note that "cost of professional services and other" exceeds the amount of related revenues resulting in negative gross margins for all reported periods. Please tell us what consideration you gave to discussing gross margins in your MD&A and in particular the cause and trends related to the negative margins for "professional services and other." See Instruction 1 to Item 303(A) of Regulation S-K.

Nine Months Ended October 31, 2014 and October 31, 2015

Revenues, page 54

17.   We note your disclosure indicating that "the increase in subscription revenues was due primarily to the addition of new customers as compared to the prior year, as the number of customers increased from 295 as of October 31, 2014, to 391 as of October 31, 2015, as well as an increase in average selling prices." Please explain in further detail the impact that changes in prices have had on your revenue growth. In this regard, we note that revenues increased by 77% while the number of customers increased by only 33%. To the extent that other factors had a significant impact on your revenue growth, such as average revenue per customer or the number of authorized users and modules per customer, please revise to disclose such factors with supporting metrics where relevant. Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

General and Administrative, page 56

18.   We note your disclosure of a decrease of $4.5 million in litigation costs. We further note that you do not appear to have quantified the amount of the settlement with Ariba which we note was accrued in fiscal 2015. Please tell us the amount of the settlement and what consideration was given to Item 303(a)(3)(i) of Regulation S-K which requires disclosure of unusual or infrequent events or transactions that materially affected the amount of reported income (loss) from continuing operations.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 64

19.   With regard to each award of stock options or other equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the filing, tell us the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts).

20.   We note that when establishing the fair value of common stock, your directors consider independent valuations and other factors including revenue growth, the current status of the technical and commercial success of your operations, your financial condition, the stage of development and competition at the time of option grants. Please tell us what consideration was given to observable prices of issuances of your common and preferred stock in your valuations over the 12 months prior to the most recent balance sheet date. Refer to ASC 718-10-55-10.

Business, page 67

General

21.   We note your disclosure on page 51 indicating that "amounts that have not been invoiced are not reflected in our consolidated financial statements and are considered backlog." However, it appears that you have not quantified backlog in the filing. Please tell us what consideration was given to the disclosure requirements of Item 101(c)(1)(viii) of Regulation S-K.

Our Customers, page 82

22.   We note you provide an illustrative cross-section of selected customers. Please explain why you believe these customers are representative of your overall customer base, and provide the minimum dollar amount that these clients spent on your solutions during recent periods.

Customer Case Studies, page 83

23.   For each study tell us, and consider disclosing, why you selected these clients for you case studies. Also state whether your solutions were deployed company-wide.

Partnerships and Strategic Relationships, page 87

24.   Please expand your discussion of the types of partnerships you have developed to address more specifically the significance of these partnerships to your business, any direct impact these relationships have on your financial results, and whether they include any revenue sharing arrangements.

Intellectual Property, page 89

25.   You indicate that you rely on, among other strategies, patents to protect your technology and business. Please tell us whether you are materially dependent on one or more of the patents. If so, you should discuss the importance and the duration of your current patents. See Item 101(c)(1)(iv) of Regulation S-K.

Board Committees, page 97

26.   You disclose that Mr. Agrawal is a managing member at Battery Ventures, and Mr. Beeler is a general partner of El Dorado. Affiliates of Battery Ventures currently beneficially own 16.3 % of your common stock and affiliates of El Dorado currently beneficially own 14.0 % of your common stock. Please provide your analysis in support of the Board's determination that Messrs. Agrawal and Beeler will satisfy the requirements for independence under the rules of the stock exchange on which you plan

to list. Explain to us how you concluded that Mr. Agrawal is independent for purposes of Exchange Act Rule 10A-3(b)(1) and that Mr. Beeler is independent for purposes of Exchange Act Rule 10C-1(b)(1).

Executive Compensation

Narrative Disclosure to Summary Compensation Table, page 100

27.	Consider expanding your disclosure to briefly identify the corporate and/or individual performance factors your compensation committee considers when adjusting salaries, and awarding annual cash incentives and equity compensation awards.

Principal Stockholders, page 108

28.	We note the statements in footnotes 3, 4, 10, 11, 13, and 14 disclaiming beneficial ownership of shares in your company. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. Please revise accordingly.

Consolidated Financial Statements

Note 2. Significant Accounting Policies

Segment Information, page F-8

29.	We note your disclosure on page 22 indicating that your revenues from non-U.S. regions accounted for 25% and 27%, respectively of your total revenues for the fiscal year ended January 31, 2015 and for the nine months ended October 31, 2015. Please tell us what consideration was given to the guidance in ASC 280-10-50-41 which requires separate disclosure of revenues and long-lived assets attributed to your country of domicile and all foreign countries in total.

Revenue Recognition

Multiple Deliverable Arrangements, page F-12

30.	We note you have determined that your subscription services have standalone value because the subscriptions are sold separately. We further note that when allocating arrangement consideration, the relative selling price of each unit of accounting is based on best estimate of selling price ("BESP"). Please tell us what consideration was given to ASC 605-25-30-6C with regard to establishing BESP for your subscription services.

Note 12. Stock Option Plans, page F-25

31.   We note your disclosure indicating that during the nine months ended October 31, 2015 "certain common stockholders who were employees or former employees sold an aggregate of 2,636,888 shares of common stock to third parties for $11.0 million, at an average price of $4.18 per share." We also note that these transactions resulted in an adjustment to stock-based compensation expense of $7.5 million which represented "the incremental value between the sale price and the estimated fair value of [your] common stock at each date of sale." We have the following comments:
- Tell us the dates on which the common stock sales to third parties occurred;
- Explain how the sales price of the common stock was determined;
- Identify the third parties and tell us whether the transaction was considered an arms-length transaction;
- Support your accounting for the $7.5 million adjustment to stock-based compensation expense including the authoritative guidance you relied upon; and
- Explain why the $7.5 million adjustment to stock-based compensation expense was recorded in the nine months ended October 31, 2015.

32.   In addition to the sales of common stock referenced above, we further note from disclosure in other areas of the filing that you sold series G preferred stock for $4.18 per share during the period which will automatically convert into common stock at $4.18 per share immediately prior to the closing of the offering. Please explain the significant disparity between the $4.18 sales price per share in the common and preferred stock transactions compared to the fair value of common stock used in your valuations of stock options granted during the nine months ended October 31, 2015.

Note 13. Income Taxes, page F-30

33.   We note that you have not provided for withholding taxes on the undistributed earnings of foreign subsidiaries because you intend to reinvest such earnings indefinitely. Please tell us what consideration was given to disclosing the amount of the unrecognized deferred tax liability related to such undistributed earnings or a statement that determination of the unrecognized deferred tax liability is not practicable. Refer to ASC 740-30-50-2(c).

Note 16. Subsequent Events, page F-35

34.   For any stock options or other share-based awards granted subsequent to the most recent balance sheet date presented in the registration statement, please revise your disclosure to include the expected impact the additional awards will have on stock-based compensation expense in future periods. Please see ASC 855-10-50-2(b).

Other

35.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

36.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

37.   We will contact you separately regarding the gatefold graphics included in your prospectus.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel
                                        Office of Information Technologies
                                        and Services

cc: Richard C. Blake, Esq.
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP